1900 K Street, N.W. Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
KIMBERLEY CHURCH KIMBERLEY.CHURCH@DECHERT.COM +1 202 261 3358 DIRECT

January 26, 2024

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Brian Szilagyi

Re: Virtus Asset Trust and Virtus Equity Trust (each, a “Registrant” and collectively, the “Registrants”)

(File Nos. 333-276036 and 333-276018, respectively)

Dear Mr. Szilagyi:

This letter responds to the comments you provided to Katherine Hurley and me in a telephonic discussion on December 20, 2023 with respect to your review of the Registrants’ Registration Statements filed on Form N-14 under the Securities Act of 1933, as amended, (the “Registration Statements”) in connection with (1) the reorganization of Virtus Vontobel Global Opportunities Fund, a series of Virtus Opportunities Trust, with and into Virtus SGA Global Growth Fund, a series of Virtus Equity Trust (the “Global Opportunities Reorganization”), which was filed on December 13, 2023, and (2) the reorganization of Virtus Vontobel Foreign Opportunities Fund, a series of Virtus Opportunities Trust, with and into Virtus SGA International Growth Fund, a series of Virus Asset Trust (the “Foreign Opportunities Reorganization”), which was filed on December 14, 2023. We have reproduced your comments below, followed by the Registrants’ responses. Capitalized terms have the meanings attributed to such terms in the Registration Statements.

Accounting Comments Applicable to the Global Opportunities Reorganization

Comment 1.	In the “How will the Reorganization Affect Me?” section, we note that the net asset amounts applicable to the Acquired Fund and the Acquiring Fund appear to be flipped. Please review and revise the disclosure.

Response 1.	The Registrant has updated the Registration Statement in accordance with this comment.

Comment 2.	With respect to the Fee Table, please confirm in correspondence that the fees presented represent current fees in accordance with Item 3 of Form N-14.

Response 2.	The Registrant confirms that the fees and expenses reflected in the Fees and Expenses Table of the Registration Statement represent current fees as required by Form N-14, Item 3.

Comment 3.	With respect to the Fee Table, please confirm in correspondence that the expenses subject to recapture of the Acquired Fund will not be carried over to the combined fund.

Response 3.	The Registrant notes that, as a technical matter, the Acquiring Fund will acquire all liabilities of the Acquired Fund, including liabilities for recapture of operating expenses reimbursed and/or fees waived. At present, however, it is not anticipated that any such expenses reimbursed or fees waived will be subject to recapture, given that each class of the Acquiring Fund is operating in excess of its current expense limit. The Registrant confirms that the pro forma column in the Fee Table accurately reflects the current amounts subject to recapture.

Comment 4.	With respect to the Fee Table, please confirm in correspondence that the potential recapture of previously waived expenses is accurately reflected in the pro forma combined fund column.

Response 4.	The Registrant confirms that the potential recapture of previously waived expenses is accurately reflected in the pro forma column of the Fee Table.

Comment 5.	In the “INFORMATION ABOUT THE REORGANIZATION—Federal Income Tax Consequences” section, please disclose whether the capital loss carryforwards can be carried forward indefinitely (i.e., that the losses do not expire as of the most recent practicable date, which may be the most recent fiscal year end).

Response 5.

The Registrant has updated the Registration Statement in accordance with this comment by adding the following paragraph:

“The capital loss carryforwards of the Acquired Fund are carried forward without expiration and generally retain their short-term and/or long-term tax character, as applicable. The Acquiring Fund can use the Acquired Fund’s capital loss carryforwards to offset future realized capital gains, if any, to the extent permitted by the Code.”

Comment 6.	The capitalization table in the “INFORMATION ABOUT THE REORGANIZATION—Pro Forma Capitalization” section should be current. Please confirm in correspondence that there have been no material changes since the most recent balance sheet that should be reflected in the table.

Response 6.	The Registrant notes that the total assets of the Virtus SGA Global Growth Fund increased. The Registrant has updated the capitalization table to a more recent date accordingly, which is reproduced in Appendix I to this response letter.

Comment 7.	In the capitalization table, please include a negative one penny ($ -0.01) adjustment to the Class A net asset value per share as the net asset value per share of this share class changes from $23.54 in the Acquiring Fund column to $23.53 in the pro forma column.

Response 7.	The Registrant has updated the Registration Statement in accordance with this comment.

Comment 8.	In the Financial Highlights table included in Exhibit B, please (i) remove “(Continued)” from the table title, (ii) include column headings in the Virtus Global Opportunities Fund table, and (iii) include pertinent footnotes for the Virtus Global Opportunities Fund.

Response 8.	The Registrant has updated the Registration Statement in accordance with this comment.

Comment 9.	In the Financial Highlights table included in Exhibit B, please include column headings at the top of page B-2 for the SGA Global Growth Fund.

Response 9.	The Registrant has updated the Registration Statement in accordance with this comment.

Comment 10.	In the Financial Highlights table included in Exhibit B relating to the SGA Global Growth Fund on page B-2, we note that the “Net Asset Value, End of period” column reflects $27.33 for Class R6 shares for the October 1, 2019 to September 30, 2020 period, whereas the Annual Report for the period ended September 30, 2023 reflects $27.38. Please confirm the net asset value and update, as needed.

Response 10.	The Registrant has updated the Registration Statement in accordance with this comment.

Accounting Comments Applicable to the Foreign Opportunities Reorganization

Comment 1.	With respect to the Fee Table, please confirm in correspondence that the fees presented represent current fees in accordance with Item 3 of Form N-14.

Response 1.	The Registrant confirms that the fees and expenses reflected in the Fees and Expenses Table of the Registration Statement represent current fees as required by Form N-14, Item 3.

Comment 2.	In the paragraph preceding the Fee Table, please disclose when the Acquiring Fund will commence offering Class C shares.

Response 2.	The Registrant has updated the Registration Statement in accordance with this comment as follows (new disclosure underlined):

“The amounts for the Class A, Class I, Class C and Class R6 shares of the Acquired Fund and Class A, Class I and Class R6 shares of the Acquiring Fund, set forth in the following tables and in the examples, are based on the expenses for the ~~annualized 6~~ fiscal year ended September 30, 2023 for the Acquired Fund and for the annualized 9-month period ended September 30, 2023~~June 30, 2023~~ for the Acquiring Fund. Class C shares of the Acquiring Fund had not commenced operations as of the date of this Information Statement/Prospectus; therefore, the amounts for Class C shares of the Acquiring Fund set forth in the following tables and in the examples are based on estimated expenses for the annualized ~~6~~9-month period ended ~~June~~September 30, 2023. The Acquiring Fund is expected to commence offering Class C shares on or about March 8, 2024. The amounts for the shares of the Acquiring Fund (Pro Forma) set forth in the following tables and in the examples are based on what the estimated expenses of the Acquiring Fund would have been for the annualized ~~6~~9-month period ended ~~June~~September 30, 2023, assuming the Reorganization had taken place on January 1, 2023.”

Comment 3.	With respect to the Fee Table, please confirm in correspondence that the potential recapture of previously waived expenses is accurately reflected in the pro forma combined fund column.

Response 3.	The Registrant confirms that the potential recapture of previously waived expenses is accurately reflected in the pro forma column of the Fee Table.

Comment 4.	With respect to the Fee Table, please explain in correspondence why the pro forma 1.30% net ratio included in the table for Class A shares does not equal the Class A expense cap described in footnote (b). If the fee table is updated, please ensure that the expense example figures are also updated.

Response 4.	The Registrant notes that Class A shares of the pro forma combined Fund will have an expense cap that is lower than the expense cap of the corresponding class of the Acquired Fund and Acquiring Fund. The Registrant has updated the Fee Table and footnotes accordingly.

Comment 5.	With respect to the Fee Table, please explain in correspondence why the pro forma 1.05% net ratio included in the table for Class I shares does not equal the Class I expense cap described in footnote (b). If the fee table is updated, please ensure that the expense example figures are also updated.

Response 5.	The Registrant notes that Class I shares of the pro forma combined Fund will have an expense cap that is lower than the expense cap of the corresponding class of the Acquired Fund and Acquiring Fund. The Registrant has updated the Fee Table and footnotes by including a new footnote (e) as follows:

“(e) Beginning March 8, 2024, the Acquiring Fund’s investment adviser has contractually agreed to limit the pro forma combined fund’s total operating expenses (excluding certain expenses, such as front-end or contingent deferred sales charges, taxes, leverage and borrowing expenses (such as commitment, amendment and renewal expenses on credit or redemption facilities), interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), acquired fund fees and expenses, and dividend expenses, if any) so that such expenses do not exceed 1.30% for Class A Shares, 2.05% for Class C Shares, 1.05% for Class I Shares and 0.95% for Class R6 Shares through April 30, 2025. Prior to April 30, 2025, only the Acquiring Fund’s Board can modify or terminate the expense limitation agreement. Following the contractual period, the adviser may discontinue these expense reimbursement arrangements at any time. Under certain conditions, the adviser may recapture operating expenses reimbursed and/or fees waived under these arrangements for a period of three years following the date such waiver or reimbursement occurred, provided that the recapture does not cause the fund to exceed its expense limit in effect at the time of the waiver or reimbursement, and any in effect at the time of recapture, after repayment is taken into account.”

Comment 6.	With respect to Fee Table footnote (a), please state the effective date of the Expense Limitation Agreement and provide additional color. We note that in the Virtus Vontobel Foreign Opportunities Fund’s Annual Report for the period ended September 30, 2023, the expense limitation rates are effective through January 31, 2024. During the Staff’s review, we did not see an updated Expense Limitation Agreement referencing a January 31, 2025 expiration date attached as an exhibit to the Registration Statement.

Response 6.	The Registrant acknowledges the Staff’s comment and notes that it will file the Amended and Restated Expenses Limitation Agreements as exhibits to the Form N-14/A filing.

Comment 7.	With respect to the Fee Table, please confirm in correspondence that the expenses subject to recapture of the Acquired Fund will not be carried over to the combined fund.

Response 7.	The Registrant notes that, as a technical matter, the Acquiring Fund will acquire all liabilities of the Acquired Fund, including liabilities for recapture of operating expenses reimbursed and/or fees waived. At present, however, it is not anticipated that any such expenses reimbursed or fees waived will be subject to recapture, given that each class of the Acquiring Fund is operating in excess of its current expense limit. The Registrant confirms that the pro forma column in the Fee Table accurately reflects the current amounts subject to recapture.

Comment 8.	With respect to Fee Table footnote (b), please state the effective date of the Expense Limitation Agreement and provide additional color. We note that in the Virtus SGA International Growth Fund’s Semi-Annual Report for the period ended June 30, 2023, the expense limitation rates are effective through April 30, 2024. During the Staff’s review, we did not see an updated Expense Limitation Agreement referencing an April 30, 2025 expiration date attached as an exhibit to the Registration Statement.

Response 8.	The Registrant has updated Fee Table footnote (b) to refer to the expense limitation rates effective through April 30, 2024. As noted above in response to Comment 5, the Registrant has additionally included a new footnote (e) that refers to the expense limitation rates effective through April 30, 2025.

Comment 9.	In the Average Annual Total Return table, please revise the heading for the second table to “Acquiring Fund.”

Response 9.	The Registrant has updated the Registration Statement in accordance with this comment.

Comment 10.	In the Average Annual Total Return table for the Acquiring Fund, please add a “0” to the end of the 4.7% figure included in the “Since Inception Class R6” column for consistency with the Acquiring Fund’s prospectus.

Response 10.	The Registrant has updated the Registration Statement in accordance with this comment.

Comment 11.	In the “INFORMATION ABOUT THE REORGANIZATION—Federal Income Tax Consequences” section, please disclose whether the capital loss carryforwards can be carried forward indefinitely (i.e., that the losses do not expire as of the most recent practicable date, which may be the most recent fiscal year end).

Response 11.

The Registrant has updated the Registration Statement in accordance with this comment by adding the following paragraph:

“The capital loss carryforwards of the Acquired Fund are carried forward without expiration and generally retain their short-term and/or long-term tax character, as applicable. The Acquiring Fund can use the Acquired Fund’s capital loss carryforwards to offset future realized capital gains, if any, to the extent permitted by the Code.”

Comment 12.	The capitalization table in the “INFORMATION ABOUT THE REORGANIZATION—Pro Forma Capitalization” section should be current. Please confirm in correspondence that there have been no material changes since the most recent balance sheet that should be reflected in the table.

Response 12.	The Registrant notes that the total assets of the Virtus SGA International Growth Fund increased. The Registrant has updated the capitalization table to a more recent date accordingly, which is reproduced in Appendix II to this response letter.

Comment 13.	The capitalization table in the “INFORMATION ABOUT THE REORGANIZATION—Pro Forma Capitalization” section reflects a $8.84 net asset value for the Acquiring Fund’s Class C shares. Please disclose how this net asset value was derived.

Response 13.	The Registrant has revised the table to remove the net asset value of Class C shares of the Acquiring Fund, which have not yet commenced operations. The Registrant notes that the capitalization of Class C shares of the Acquiring Fund on a pro forma basis is based on Class R6 shares, which is the lowest expense share class of the Acquiring Fund.

Comment 14.	In the “FINANCIAL STATEMENTS AND EXPERTS” section, please update the hyperlink to the Acquiring Fund’s Semi-Annual Report. The hyperlink currently links to the Acquiring Fund’s prospectus.

Response 14.	The Registrant has updated the Registration Statement in accordance with this comment.

*  *  *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at(202) 261-3358 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Kimberley Church
Kimberley Church

Appendix I

Global Opportunities Reorganization

Pro Forma Capitalization

The following table sets forth the capitalization of the Funds as of ~~September 30~~December 31, 2023, and the capitalization of the Acquiring Fund on a pro forma basis as of that date, giving effect to the proposed acquisition of assets at net asset value. The pro forma data reflects an exchange ratio of approximately ~~0.6236~~0.6042 Class A shares, ~~0.5022~~0.4834 Class C shares, ~~0.6226~~0.6030 Class I shares, and ~~0.6056~~0.5865 Class R6 shares of the Acquiring Fund for each Class A, Class C, Class I and Class R6 share, respectively, of the Acquired Fund.

Capitalization of the Acquired Fund, the Acquiring Fund and the Acquiring Fund (Pro Forma)

	Acquired Fund		Acquiring Fund		Adjustments			Acquiring Fund (Pro Forma) After Reorganization
Net Assets (in 000s)
Class A	$	~~92,464~~98,725	$	~~22,345~~24,923	$	(~~48~~49	)(a)	$	~~114,761~~123,599
Class C	$	~~6,855~~5,972	$	~~3,725~~4,049		$(4	)(a)	$	~~10,576~~10,017
Class I	$	~~84,184~~86,900	$	~~24,302~~26,984		$(45	)(a)	$	~~108,441~~113,839
Class R6	$	~~79,540~~74,954	$	~~60,430~~67,085	$	(~~58~~57	)(a)	$	~~139,912~~141,982
Total Net Assets	$	~~263,043~~266,551	$	~~110,802~~123,041		$(155	)(a)	$	~~373,690~~389,437
Net Asset Value Per Share
Class A	$	~~14.68~~15.80	$	~~23.54~~26.14	~~—~~ $	(0.01)		$	 ~~23.53~~26.13
Class C	$	~~10.82~~ 11.54	$	~~21.54~~23.87	~~—~~ $	(0.01)		$	 ~~21.53~~23.86
Class I	$	~~14.85~~15.98	$	~~23.85~~26.50	~~—~~ $	(0.01)		$	 ~~23.84~~26.49
Class R6	$	~~14.99~~16.14	$	~~24.75~~27.52	~~—~~ $	(0.02)		$	 ~~24.74~~27.50
Shares Outstanding (in 000s)
Class A		~~6,298~~6,249		~~949~~953		(~~2,370~~2,473	)(b)		~~4,877~~ 4,729
Class C		~~633~~518		~~173~~170		(~~316~~267	)(b)		~~490~~ 420
Class I		~~5,670~~5,437		~~1,019~~1,018		(~~2,140~~2,159	)(b)		~~4,549~~ 4,297
Class R6		~~5,307~~4,645		~~2,442~~2,438		(~~2,093~~1,921	)(b)		~~5,656~~ 5,162
Total Shares Outstanding		~~17,908~~16,849		~~4,583~~4,579		(~~6,919~~6,820	)(b)		~~15,572~~ 14,608

(a)	Reflects Reorganization costs to be borne by the Funds.

(b)

Reflects change in shares outstanding due to the increase of Class A, Class C, Class I and Class R6 shares of the Acquiring Fund in exchange for Class A, Class C, Class I and Class R6 shares, respectively, of the Acquired Fund at the respective exchange ratio shown above the table based on the net asset value of the Acquiring Fund’s Class A, Class C, Class I and Class R6 shares, respectively, at ~~September 30~~December 31, 2023.

The table set forth above should not be relied upon to reflect the number of shares to be received in the Reorganization; the actual number of shares to be received will depend upon the net asset value and number of shares outstanding of each Fund at the time of the Reorganization.

Appendix II

Foreign Opportunities Reorganization

Pro Forma Capitalization

The following table sets forth the capitalization of the Funds as of ~~September 30~~December 31, 2023, and the capitalization of the Acquiring Fund on a pro forma basis as of that date, giving effect to the proposed acquisition of assets at net asset value. The pro forma data reflects an exchange ratio of approximately ~~2.8792~~2.7303 Class A shares, ~~2.5548~~2.4204 Class C shares, ~~2.7889~~2.6509 Class I shares and ~~2.7737~~2.6384 Class R6 shares of the Acquiring Fund for each Class A, Class C, Class I and Class R6 share, respectively, of the Acquired Fund.

Capitalization of the Acquired Fund, the Acquiring Fund and the Acquiring Fund (Pro Forma)

	Acquired Fund		Acquiring Fund		Adjustments			Acquiring Fund (Pro Forma) After Reorganization
Net Assets (in 000s)
Class A	$	~~136,663~~144,324	$	~~7,068~~7,708	($	~~33~~35	)(a)	$	~~143,698~~151,997
Class C	$	~~5,395~~5,035		—		($1	)(a)	$	~~5,394~~5,034
Class I	$	~~457,432~~432,098	$	~~53,703~~64,541	($	~~117~~114	)(a)	$	~~511,018~~496,525
Class R6	$	~~37,450~~42,482	$	~~4,838~~6,822	($	~~10~~11	)(a)	$	~~42,278~~49,293
Total Net Assets	$	~~636,940~~623,939	$	~~65,609~~79,071		($161	)(a)	$	~~702,388~~702,849
Net Asset Value Per Share
Class A	$	~~24.24~~25.68	$	~~8.42~~9.41		—		$	~~8.42~~9.41
Class C	$	~~22.58~~23.84	~~$~~	~~8.84~~—		—		$	~~8.84~~9.85	(b)
Class I	$	~~24.43~~25.91	$	~~8.76~~9.77		—		$	~~8.76~~9.77
Class R6	$	~~24.51~~26.00	$	~~8.84~~9.85		—		$	~~8.84~~9.85
Shares Outstanding (in 000s)
Class A		~~5,639~~5,619		~~840~~819		~~10,597~~9,723	(bc)		~~17,076~~16,161
Class C		~~239~~211		—		~~371~~300	(bc)		~~610~~511
Class I		~~18,728~~16,667		~~6,132~~6,603		~~33,502~~27,531	(bc)		~~58,362~~50,811
Class R6		~~1,528~~1,634		~~547~~692		~~2,710~~2,677	(bc)		~~4,785~~5,003
Total Shares Outstanding		~~26,134~~24,141		~~7,519~~8,114		~~47,180~~40,231	(bc)		~~80,833~~72,486

(a)	Reflects Reorganization costs to be borne by the Funds.

(b)	Because Class C shares of the Acquiring Fund have not yet commenced operations, the capitalization of Class C shares of the Acquiring Fund on a pro forma basis is based on Class R6 shares.

(~~b~~c)

Reflects change in shares outstanding due to the increase of Class A, Class C, Class I and Class R6 shares of the Acquiring Fund in exchange for Class A, Class C, Class I and Class R6 shares, respectively, of the Acquired Fund at the respective exchange ratio shown above the table based on the net asset value of the Acquiring Fund’s Class A, Class C, Class I and Class R6 shares, respectively, at ~~September 30~~December 31, 2023.

The table set forth above should not be relied upon to reflect the number of shares to be received in the Reorganization; the actual number of shares to be received will depend upon the net asset value and number of shares outstanding of each Fund at the time of the Reorganization.